SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

KINNARD INVESTMENTS, INC.
(Name of Subject Company)

KINNARD INVESTMENTS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.02 PER SHARE
(Title of Class of Securities)

497059105
(CUSIP Number of Class of Securities)

Robert D. Potts
Chairman of the Special Committee
of the Board of Directors
Kinnard Investments, Inc.
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 370-2700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

James C. Melville, Esq.
Mary S. Giesler, Esq.
Kaplan, Strangis and Strangis, P.A.
90 South Seventh Street, Suite 5500
Minneapolis, Minnesota 55402
(612) 375-1138

INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by SW Acquisition, Inc., a Minnesota corporation (the "Purchaser") and a wholly-owned subsidiary of Stockwalk.com Group, Inc. ("Stockwalk"), to purchase all of the Shares (as defined below) of Kinnard Investments, Inc., a Minnesota corporation (the "Company").

Item 1.  Security and Subject Company.

    The name and address of the principal executive offices of the Company is Kinnard Investments, Inc., 920 Second Avenue South, Minneapolis, Minnesota 55402. This Schedule 14D-9 relates to the shares of the Company's common stock, par value $.02 per share (the "Shares").

Item 2.  Tender Offer of the Bidder.

    This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1 (as amended or supplemented from time to time, the "Schedule 14D-1") dated December 8, 1999, to purchase all the outstanding Shares at a price of $7.50 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"). The Schedule 14D-1 was filed with the Securities and Exchange Commission on December 8, 1999 after the Purchaser first publicly disclosed on December 6, 1999 its intention to commence the Offer. The Schedule 14D-1 states that the principal executive offices of the Purchaser and Stockwalk are located at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416.

Item 3.  Identity and Background.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1)  Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors or affiliates are described in the sections entitled "Principal Shareholders," "Management Shareholdings," "Election of Directors" and "Executive Compensation" of the Company's Proxy Statement dated April 16, 1999, relating to its May 20, 1999 Annual Meeting of Shareholders (the "Proxy Statement"). A copy of such sections of the Proxy Statement is filed as Exhibit (c)(1) to this Schedule 14D-9, and the portions of such Proxy Statement referred to above are incorporated herein by reference. The following describes other arrangements the Company has with its officers and directors and provides certain updated information:

    Employment Agreement.  The Company has entered into an employment agreement with Paul Perseke, pursuant to which he was elected Chief Financial Officer of the Company. The relationship between Mr. Perseke and the Company is an "employment at will" relationship. Pursuant to such agreement, Mr. Perseke receives an annual salary of $100,000, may receive an annual discretionary bonus, is eligible to participate in all Company employee benefit plans, and was granted an option to purchase 25,000 shares of the Company's common stock at an exercise price of $4.25 per share. In conjunction with Mr. Perseke's employment agreement, the Company agreed to loan Mr. Perseke an amount sufficient to purchase up to 25,000 shares of common stock at market prices in exchange for a promissory note which accrues interest at the broker call rate, and interest and principal are due and payable on the fifth anniversary of issuance or upon the occurrence of certain events, including termination of his employment with the Company. The principal balance of the note at December 20, 1999 was $48,396. The employment agreement with Mr. Perseke is filed herewith as Exhibit (c)(2) and incorporated herein by reference.

    Indemnification of Officers and Directors.  The Company's Articles of Incorporation include provisions authorizing the indemnification of a director, officer, employee or committee member against certain liabilities and expenses if such person (i) acted in good faith; (ii) received no improper personal benefit; (iii) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (iv) depending upon the capacity in which such person was serving, either believed the conduct was in the best interests of the Company or believed that the conduct was not opposed to the best interests of the Company. The Company's Bylaws limit indemnification of other employees and agents to the extent determined by an officer of the Company who is charged with the responsibility of monitoring litigation and other disputes whose final determination is subject to review by the Company's full Board upon petition by the employee or agent seeking indemnification. The Articles of Incorporation and the Bylaws are filed herewith as Exhibits (c)(3) and (c)(4), respectively, and incorporated herein by reference.

    Non-Employee Director Formula Grants.  On May 20, 1999, the Company granted, in accordance with the terms of the 1997 Stock Option Plan, options to purchase 2,500 shares, at an option price of $4.625 per share, to Messrs. Erickson, Fauth, Fischer, Grunewald and Potts, who were re-elected as directors at the 1999 annual meeting of shareholders.

    Change in Control Provisions.  The vesting of rights and awards of Shares pursuant to the Company's 1990 Stock Option Plan may be accelerated, in the Board's discretion, in accordance with the terms of the 1990 Stock Option Plan upon a change in control. The vesting of rights and awards of Shares pursuant to the Company's 1997 Stock Option Plan will be accelerated in accordance with the terms of the 1997 Stock Option Plan upon a change in control. Under both plans, a "change of control" is defined as the occurrence of any of the following events: (a) an acquisition of the Company through the sale of substantially all of the Company's assets and the subsequent discontinuance of its business or (b) a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company.

    The Company maintains the 1998 Deferred Compensation Plan and the 1999 Deferred Compensation Plan (the "Deferred Compensation Plans") in which certain executive officers, other highly compensated employees and non-employee directors have elected to participate. Under the Deferred Compensation Plans, the plan administrator has, prior to a change in control, significant discretion to determine how the participants' election deferrals will be invested. After a change in control, the plan administrator may change the methodology for crediting earnings on participant deferral amounts only if each participant is provided with written notice of the change at least 45 days before the proposed effective date of the change and such change is approved by not less than 75% of all participants under a given plan. After a change in control, the Company has no authority to terminate the Deferred Compensation Plans and the payment of all amounts due to the participants under the Deferred Compensation Plans must be made in accordance with the terms thereof. For purposes of the Deferred Compensation Plans, a change in control is the occurrence of any of the following events: (a) any Person is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) directly or indirectly, of more than 50 percent of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors; (b) a merger or consolidation to which the Company is a party if the shareholders of the Company immediately prior to the effective date of such merger or consolidation have, solely on account of ownership of securities of the Company at that time, "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) immediately following the effective date of such merger or consolidation of securities of the surviving company representing less than 50 percent of the combined voting power of the surviving corporation's then outstanding securities ordinarily having the right to vote at elections of directors; or (c) the "continuity directors" (as defined in the Deferred Compensation Plans) cease for any reason to constitute at least a majority of the Company's Board of Directors.

    The foregoing description of the Company's 1990 Stock Option Plan, the 1997 Stock Option Plan, the 1998 Deferred Compensation Plan and the 1999 Deferred Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the pertinent portions of such plans which are filed respectively as Exhibits (c)(5), (c)(6), (c)(7) and (c)(8) herewith, and are incorporated herein by reference.

    (b)(2)  Stephen Fischer, a member of the Company's Board, serves as an independent consultant to Miller, Johnson & Kuehn, Inc., a subsidiary of Stockwalk ("MJK"). Mr. Fischer's engagement with MJK is based on a verbal agreement that he will be compensated at the hourly rate of $200 per hour and the estimated project fee is between $5,000 and $10,000. The current consulting project is approximately 85% complete. In addition, effective as of November 1, 1999, Mr. Fischer became the Chairman and Chief Executive Officer of Fintegra Financial Solutions, LLC, which utilizes the services of MJK as a clearing broker. The agreement governing the clearing services provided to Fintegra by MJK was entered into prior to the time Mr. Fischer was affiliated with Fintegra or engaged as a consultant by MJK.

    To the best knowledge of the Company, there are no other contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company, its executive officers, directors or affiliates, on the one hand, and the Purchaser, its executive officers, directors or affiliates, on the other hand.

    (b)(3)  Background of Contacts between the Stockwalk and Company.

    The Company, like other participants in the newly deregulated and consolidating financial services industry, continually explores various strategies and the possibility of business relationships and cooperative efforts with other participants in the industry in an effort to enhance shareholder value.

    On October 19, 1998, David B. Johnson, then a principal of MJK Holdings, Inc. ("MJK Holdings"), contacted William F. Farley, the Chief Executive Officer and Chairman of the Board of Directors of the Company to determine whether the Company would have an interest in acquiring MJK Holdings. MJK Holdings was the parent of Miller, Johnson & Kuehn, Incorporated, a brokerage and investment banking firm headquartered in Minneapolis, Minnesota. During a period from November 1998 through mid-January 1999 Mr. Farley had a series of discussions with the principals at MJK Holdings concerning the possible acquisition of MJK Holdings by the Company which did not proceed beyond an exploration of interest. Subsequently, on July 7, 1999, MJK Holdings merged with a subsidiary of Stockwalk, formerly known as NM Holdings, Inc., a publicly held corporation that at that time had no active business operations.

    On October 28, 1999, Todd Miller, an executive of Stockwalk, informed Stephen H. Fischer, a member of the Company's Board, that Stockwalk might have an interest in pursuing a transaction with the Company.

    On November 2, 1999, at Mr. Johnson's request, Mr. Farley met with Mr. Johnson. At that meeting, Mr. Johnson personally delivered a letter to Mr. Farley that had also been sent to other members of the Company's Board describing Stockwalk's preliminary interest in acquiring the Company for $6.00 per share in cash, contingent upon, among other things, obtaining financing and a due diligence review of the Company.

    On November 10, 1999, the Company's Board responded to Stockwalk's unsolicited expression of interest in a letter from Mr. Farley to Mr. Johnson stating that the Company's Board was not currently considering a sale of the Company and that, in the Board's view, the long-term value of the Company substantially exceeded $6.00 per share.

    On November 15, 1999, Mr. Johnson sent a letter to each of the Company's directors stating that Stockwalk "may well be willing to increase" its offer based upon gaining a better understanding of the Company's assets through a review of non-public information.

    On November 17, 1999, the Company's Board held a regularly scheduled meeting. Among the Board's agenda items for the Board's consideration was a regular update of various preliminary discussions between Company management and other financial industry participants regarding possible strategic transactions. The Board concurred with management's recommendation that the Company continue to explore strategic alternatives to enhance shareholder value. The Board also discussed Stockwalk's November 15, 1999 request for additional non-public information regarding the Company. The Board requested that Mr. Farley communicate to Mr. Johnson that the Board was not currently considering a sale of the Company and that the Board's view continued to be that the long-term value of the Company to shareholders substantially exceeded $6.00 per share. The Board also requested that Mr. Farley inform Mr. Johnson that the Company's Board would consider providing non-public material information regarding the Company to Stockwalk, subject to Stockwalk entering into a confidentiality agreement that would include standstill and nonsolicitation covenants with the Company, if Stockwalk could confirm to the Board's satisfaction that Stockwalk was interested in a transaction representing value to the Company's shareholders substantially greater than $6.00 per share and that the financial resources necessary to consummate such a transaction were reliably available to Stockwalk.

    Mr. Farley informed Mr. Johnson of the Board's response to his November 15, 1999 letter by telephone on November 17, 1999 and by a letter dated November 23, 1999, inviting Mr. Johnson to contact him if Stockwalk wished to proceed in the manner requested by the Company's Board.

    As a result of its discussions at its November 17, 1999 meeting, the Board determined to form a special committee (the "Special Committee") to assist management in exploring and making recommendations to the Board with respect to strategic alternatives available to the Company to enhance shareholder value. The Special Committee, formed on December 1, 1999, was also authorized to act as the committee that is required to be formed under applicable Minnesota law to consider and take action on any good faith definitive proposal regarding business combinations or acquisition transactions in the event such a proposal was received by the Company.

    On December 6, 1999, Mr. Johnson telephoned Mr. Farley and other members of the Board to advise them that Stockwalk was about to publicly announce a tender offer for the Company at $7.50 per share. Later that day, Stockwalk publicly announced its intention to commence the Offer.

    On December 8, 1999, Purchaser filed its Schedule 14D-1 with respect to the Offer with the Securities and Exchange Commission.

    Also on December 8, 1999, the Company issued a press release urging its shareholders to take no action with respect to the Offer until the Special Committee had issued its recommendation.

    On December 9, 1999, the Special Committee met to, among other things, discuss the engagement of legal and financial advisors. At that meeting the Special Committee approved the engagement of U.S. Bancorp Piper Jaffray ("Piper Jaffray") as its financial advisor and Kaplan, Strangis and Kaplan, P.A. as its legal advisor.

    On December 10, 1999, the Company announced that an arbitration panel from the National Association of Securities Dealers, a broker-dealer regulatory organization, had awarded the Company $9.1 million in compensatory damages, $7.1 million in punitive damages and attorney fees of $349,719 in its suit against investment bank Dain Rauscher Corp. for employee raiding. On December 14, 1999, Stockwalk announced that it was evaluating the impact, if any, of the NASD award on its tender offer.

Item 4  The Solicitation or Recommendation.

    (a)  Recommendation of the Special Committee.

    At a meeting of the Special Committee held on December 16, 1999, the Special Committee carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Offer and other matters, including presentations by the Company's management and the Special Committee's legal and financial advisors.

    FOR THE REASONS DESCRIBED BELOW, THE SPECIAL COMMITTEE UNANIMOUSLY CONCLUDED, AMONG OTHER THINGS, THAT THE OFFER IS INADEQUATE, HIGHLY CONTINGENT, AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS OTHER THAN STOCKWALK (THE "PUBLIC SHAREHOLDERS"). ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Copies of a letter to the shareholders of the Company communicating the Special Committee's recommendation, and a press release announcing the Special Committee's determination, are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

    (b)  Reasons for the Recommendation.

    In reaching its determination that the Offer is not in the best interests of the Public Shareholders and recommending that the Offer be rejected, the Special Committee considered the factors listed below, each of which, in the view of the Special Committee, supported such determination and recommendation.

  •
  The Offer Price is Inadequate. The Special Committee believes that the Offer Price is inadequate and does not reflect the inherent value of the Company. Moreover, the Special Committee believes that the inherent value of the Company is substantially in excess of the Offer Price. The Special Committee based this belief on its familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects. The Special Committee also based their recommendation on the following:

  1.
  The Financial Advice of the Special Committee's Independent Financial Advisor, Piper Jaffray.  The Special Committee based its recommendation on, among other things, the presentation made by Piper Jaffray to the Special Committee on December 16, 1999 concerning the Company and the Offer, and the written opinion delivered by Piper Jaffray to the Special Committee to the effect that, as of December 16, 1999, and based upon and subject to the matters set forth therein, the Offer is inadequate, from a financial point of view, to the Public Shareholders. Piper Jaffray's opinion was expressed after review of various financial criteria used in assessing the Offer, and was based on various assumptions and subject to various limitations, which were reviewed for the Special Committee as part of the presentation. The full text of the opinion of Piper Jaffray, which sets forth the assumptions made, matters considered and the scope and limitations on the review undertaken by Piper Jaffray, is included as Appendix A hereto and filed as Exhibit (a)(3) hereto. The Company's shareholders are urged to read such opinion in its entirety.

  2.
  Management's Opinion.  The opinion of the Company's management as to the Company's strategic direction for future profitability, based on its knowledge of the Company's businesses, its views as to the Company's long-term strategic plan and the other opportunities available to the Company in the future, as well as management's view that the Offer Price is inadequate and that the financing package set forth in the Offer, upon which the Offer is contingent, is extremely vague and incomplete.

  •
  The Offer is Highly Contingent and Without Adequate Assurances that Financing Would be Available to Carry It Out. The Offer is subject to significant conditions which must be satisfied or waived, in the Purchaser's sole discretion, before Purchaser is obligated to consummate the Offer, including the following:

  3.
  Minimum Tender Condition.  There being validly tendered and not withdrawn prior to the Expiration Date that number of Shares, which, when added to the number of shares beneficially owned by the Purchaser and its affiliates, represents a majority of the total number of outstanding Shares of the Company on a fully diluted basis on the date of purchase. According to the Schedule 14D-1, approximately 2,601,159 Shares must be tendered to satisfy this requirement.

  4.
  Business Combination Condition.  The Purchaser being satisfied in its sole discretion that a committee of the Company's disinterested directors has approved the Offer in accordance with Section 302A.673 of the Minnesota Statutes (the "Minnesota Business Combination Act"). In view of the fact that it is the recommendation of the Special Committee that the Offer is inadequate, this condition has not been satisfied.

  5.
  Anti-Poison Pill/Dilution Condition.  The Purchaser being satisfied in its sole discretion that the Company has not, among other things, adopted a shareholder rights plan or other protective measure or voted to increase the number of outstanding shares of capital stock to more than 5,626,115 shares of Common Stock.

  6.
  Financing Condition.  The Purchaser being satisfied in its sole discretion that it has obtained sufficient financing to enable it to consummate the Offer. According to the Schedule 14D-1, the Purchaser's parent corporation is expected to contribute approximately $15,000,000 in cash from existing bank lines of credit and has commenced a private placement of its equity securities to raise the remainder of the necessary funds totaling $4,510,192 if the minimum shares are tendered and $25,606.613 if all Shares were tendered. Neither the Company nor its shareholders have been furnished with any details of this purported financing.

  •
  The Initiative of the Company's Board to Explore Strategic Alternatives. Although no assurances can be given, the Board's determination as of November 17, 1999, to explore strategic alternatives to enhance shareholder value has the potential of resulting in a value for the Shares in excess of the Offer Price and the interests of the Company and its shareholders would best be served by the Company continuing as an independent entity while the Board explores these alternatives.

  •
  Coercive Effect of Tender Offer. The coercive effect the Offer may have on holders of Shares who would like to reject the Offer and not have their equity interests in the Company terminated, but who may feel forced to tender their Shares to the Purchaser to protect against the possibility of being left as a minority shareholder in the Company with less, possibly significantly less, liquidity in the public trading market for the Shares, especially if the Purchaser is able to purchase a substantial percentage of the outstanding Shares pursuant to the Offer and in any subsequent purchases and without any binding obligation on the Purchaser to undertake a second-step merger.

    The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes all material factors considered by the Special Committee. In reaching its determination to recommend rejection of the Offer, the Special Committee did not assign any relative or specific weights to the foregoing factors, and individual members of the Special Committee may have given differing weights to different factors. The determination of the Special Committee to the Public Shareholders of the Company to reject the offer was made after consideration of all the factors taken as a whole. Throughout its deliberations, the Special Committee of the Board received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Offer and related matters.

Item 5  Persons Retained, Employed or to be Compensated.

    The Special Committee has retained Piper Jaffray as its financial advisor in connection with the evaluation of and response to the Offer and other matters arising in connection therewith and to assist it and the Company's Board of Directors in reviewing and analyzing strategic alternatives available to the Company to enhance shareholder value.

    Pursuant to the letter agreement dated December 8, 1999 (the "Letter Agreement"), between the Company and Piper Jaffray, the Company agreed to pay to Piper Jaffray:

  (i)
  a retainer fee of $50,000; and

  (ii)
  in the event that Piper Jaffray renders an opinion to the Special Committee or the Board of the Company as to the fairness or adequacy, from a financial point of view, of the consideration to be received by the Company's stockholders in a transaction, including the Offer, an opinion fee of $250,000 for the first opinion rendered, including one update or new opinion at no additional charge, with additional updates or opinions to be provided at a fee of $25,000 each.

    In addition, the Company has agreed to pay Piper Jaffray a transaction fee (against which the retainer fee of $50,000 and opinion fees of $250,000 will be credited) equal to 1.75% of the total sales price paid in the event a sale of the Company results pursuant to an agreement or commitment which is entered into during the 18-month period following the execution of the Letter Agreement with any person contacted by the Company, contacted by Piper Jaffray or who contacts Piper Jaffray or the Company during the six-month period following the execution of the Letter Agreement (the "Exclusive Period") or with any person who submits an unsolicited indication of interest concerning a sale of the Company during the Exclusive Period.

    For purposes of the Letter Agreement a "sale" of the Company means any sale, exchange or other disposition of 50% or more of the ownership for the Company, or any sale, exchange or other disposition by the Company of 50% or more of its assets, and includes a merger, consolidation or other similar transaction.

    The term "total sales price" includes (a) the cash value of any outstanding stock options or warrants, whether vested or not, that are "rolled over" or "cashed out" as part of the transaction, (b) any and all deferred installments of the sale price, (c) any portion of the sale price held in escrow subsequent to closing, (d) payments to be made in the future upon the occurrence of certain contingencies or meeting certain performance objectives other than under customary employment arrangements, and (e) any assets of the Company which are paid in the form of dividends or otherwise to its shareholders or owners, subsequent to the date of the Letter Agreement, other than in the ordinary course of business.

    The Company has also agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses, including attorney's fees and disbursements not to exceed $25,000 without the prior consent of the Chairman of the Special Committee and to indemnify Piper Jaffray against certain liabilities, including liabilities arising under Federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf, including the Special Committee, currently intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6  Recent Transactions and Intent with Respect to Securities.

    (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except for the following:

  •
  The Company has from time to time bought back Shares on the open market within the past 60 days. Between the date of October 27, 1999 and November 12, 1999, the Company repurchased 100,000 Shares at an average price of $5.14.

  •
  On November 26, 1999, 278 shares were purchased under the Company's 401(k) Retirement Plan at a price of $5.875.

  •
  On December 10, 1999, 75 shares were sold under the Company's 401(k) Retirement Plan at a price of $6.75.

  •
  In accordance with the terms of the employment agreement of the Company's Chief Financial Officer, as described in Item 3(b)(1) above, Mr. Perseke made the following open market purchases of Shares: 2,000 Shares at a price of $4.50 on September 24, 1999; 5,000 Shares at a price of $4.75 on October 27, 1999; 1,800 Shares at a price of $5.25 on October 29, 1999; and 1,200 Shares at a price of $5.00 per share on November 2, 1999.

  •
  For the period commencing July 1, 1999 and ending December 31, 1999, a total of 22 employees elected to participate in the Company's Employee Stock Purchase Plan, including Andrew J. O'Connell, a member of the Company's Board of Directors.

    (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intend to tender any of their shares pursuant to the Offer or sell any Shares that are held of record or beneficially owned by such persons, but rather such persons presently intend to continue to hold their Shares.

Item 7  Certain Negotiations and Transactions by the Subject Company.

    (a) For the reasons discussed in Item 4 above, the Special Committee has concluded that the Offer is inadequate and not in the best interests of the Company or its shareholders. At its meeting on November 17, 1999, the Company's Board had instructed management, with the assistance of a Special Committee to be formed, to seek to develop financial or other alternatives, on a basis consistent with the pursuit of the Company's business strategy, for enhancing shareholder value in the near term. There can be no assurance, however, that these activities will result in any transaction being recommended to the Board or that any transaction that may be recommended will be authorized or consummated.

    The Company, directly or through Piper Jaffray, is engaged in preliminary exploratory discussions with a number of companies concerning a possible business combination. Piper Jaffray also is assisting the Company as described in Item 5 above in exploring options for enhancing shareholder value. Except as described herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    Notwithstanding the foregoing, the Special Committee could in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding sentence, and the Special Committee has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Special Committee has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

    (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8  Additional Information to be Furnished.

    None.

Item 9  Material to be Filed as Exhibits.

(a)(1)	*	Letter to Shareholders of the Company dated December 21, 1999
(a)(2)	*	Press Release issued by the Company dated December 21, 1999
(a)(3)	*	Opinion of Piper Jaffray dated December 16, 1999 (included as Appendix A hereto and incorporated herein by reference)
(c)(1)		Excerpts from the Company's Proxy Statement dated April 16, 1999 for the Annual Meeting of Shareholders held on May 20, 1999
(c)(2)		Employment Agreement dated September 7, 1999, between John G Kinnard and Company, Incorporated and Paul H. Perseke
(c)(3)		Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996), as supplemented by the Statement of Designation of Rights, Preferences and Limitations of Additional Common Stock (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-4 dated June 23, 1999 (File No. 333-81423))
(c)(4)		Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996), as amended by the amendment approved at the May 20, 1999 Annual Meeting of Shareholders (incorporated by reference to Appendix A to the Company's Proxy Statement dated April 16, 1999 and included in the excerpts therefrom filed as Exhibit (c)(1) hereto)
(c)(5)		1990 Stock Option Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991)
(c)(6)		1997 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997)
(c)(7)		1998 Deferred Compensation Plan
(c)(8)		1999 Deferred Compensation Plan

*
Included in materials being distributed to shareholders of the Company.

FORWARD-LOOKING STATEMENTS

    This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. These forward-looking statements are subject to numerous risks and uncertainties and involve numerous assumptions, including, but not limited to, the risks inherent in the Company's business, changes in general economic conditions, the Company's ability to execute its business plans and other risks described from time to time in the Company's reports with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1999	KINNARD INVESTMENTS, INC.
	By:	/s/ ROBERT D. POTTS

Name: Robert D. Potts Title: Chairman of the Special Committee of the Board of Directors

    APPENDIX A

  [LOGO]

  222 South Ninth Street

  Minneapolis, MN 55402

  612 342-6000

December 16, 1999

Special Committee of the Board of Directors
Kinnard Investments, Inc.
920 2nd Avenue South
Minneapolis, MN 55402

Members of the Special Committee:

    SW Acquisition, Inc. ("SW Acquisition"), a wholly-owned subsidiary of Stockwalk.com Group, Inc. ("Stockwalk"), has commenced a tender offer (the "Offer") for any and all of the outstanding shares of common stock of Kinnard Investments, Inc. ("Kinnard") for $7.50 net per share in cash. The Offer is described in the offer to purchase, dated December 8, 1999 (the "Offer to Purchase"), of SW Acquisition and in the related letter of transmittal.

    You have requested our opinion as to whether the Offer is adequate from a financial point of view to the holders of common stock of Kinnard other than Stockwalk and its affiliates.

    U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. We have been engaged to act as financial advisor to the Special Committee of the Board of Directors of Kinnard in connection with the Offer. Kinnard will pay us a fee for our services as financial advisor, a portion of which is contingent upon the consummation of the Offer (or certain similar transactions). Kinnard has also agreed to indemnify us against certain liabilities in connection with our services. We currently make a market in the common stock of Kinnard.

    In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed certain publicly available financial statements and other information concerning Kinnard;

  2.
  reviewed certain internal financial statements and other financial and operating data concerning Kinnard prepared by management of Kinnard;

  3.
  reviewed certain financial projections prepared by management of Kinnard;

  4.
  discussed the past and current operations and financial condition and the prospects and business strategy of Kinnard with senior executives of Kinnard;

  5.
  reviewed the reported prices and trading activity for the common stock of Kinnard;

  6.
  compared the financial performance of Kinnard and the prices and trading activity of the common stock of Kinnard with that of certain other comparable publicly traded companies and their securities;

  7.
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  8.
  performed a discounted dividend analysis of Kinnard based on projections furnished by management of Kinnard;

  9.
  reviewed the Offer to Purchase and the related Tender Offer Statement on Schedule 14D-1 filed by SW Acquisition with the Securities and Exchange Commission on December 8, 1999;

  10.
  reviewed the description of any pending or threatened litigation concerning Kinnard;

  11.
  reviewed certain publicly available financial statements and other information concerning NM Holdings, Inc. and Stockwalk;

  12.
  reviewed the reported prices and trading activity for the common stock of Stockwalk;

  13.
  compared certain financial data of Kinnard and Stockwalk with certain financial data of companies deemed similar to Kinnard and Stockwalk or operating in a business sector deemed similar to that in which Kinnard and Stockwalk operate; and

  14.
  reviewed such other financial data, performed such other analyses and considered such other information as we deemed necessary and appropriate under the circumstances.

    In conducting our review and in rendering our opinion, we have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by Kinnard or otherwise made available to us and have not assumed responsibility to independently verify such information. We have further relied upon the assurances of Kinnard's management that the information provided has been prepared on a reasonable basis and, with respect to financial planning data, reflects the best currently available estimates and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, we have assumed that neither Kinnard nor Stockwalk is a party to any material pending transaction, including external financing, except for Stockwalk's proposed financing of the Offer, recapitalizations, acquisitions or merger discussions, other than the Offer.

    In arriving at our opinion, we have not performed nor been furnished any appraisals or valuations of the specific assets or liabilities of Kinnard. We express no opinion regarding the liquidation value of Kinnard. We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either Kinnard or their affiliates is a party or may be subject and, at Kinnard's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

    Our opinion is necessarily based upon information available to us, facts and circumstances and economic, market and other conditions as they exist, and is subject to evaluation on the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. Except as provided in the engagement letter between us and Kinnard, we have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof. We express no opinion herein as to the prices at which shares of Kinnard common stock have traded or may trade at any future time.

    This opinion is directed to the Special Committee of the Board of Directors of Kinnard and shall not be published or otherwise used, nor shall any public references to U.S. Bancorp Piper Jaffray be made, except in accordance with our engagement letter. The opinion is not intended to be and does not constitute a recommendation to any shareholder of Kinnard as to whether to tender shares of common stock pursuant to the Offer.

    Based upon and subject to the foregoing, and based upon such other factors as we consider relevant, it is our opinion that as of the date hereof the Offer is inadequate from a financial point of view to the holders of Kinnard common stock other than Stockwalk and its affiliates.

Sincerely,

U.S. BANCORP PIPER JAFFRAY INC.

EXHIBIT INDEX

Exhibit Number		Description
(a)(1)	*	Letter to Shareholders of the Company dated December 21, 1999
(a)(2)	*	Press Release issued by the Company dated December 21, 1999
(a)(3)	*	Opinion of Piper Jaffray dated December 16, 1999 (included as Appendix A hereto and incorporated herein by reference)
(c)(1)		Excerpts from the Company's Proxy Statement dated April 16, 1999 for the Annual Meeting of Shareholders held on May 20, 1999
(c)(2)		Employment Agreement dated September 7, 1999, between John G Kinnard and Company, Incorporated and Paul H. Perseke
(c)(3)		Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996), as supplemented by the Statement of Designation of Rights, Preferences and Limitations of Additional Common Stock (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-4 dated June 23, 1999 (File No. 333-81423))
(c)(4)		Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996), as amended by the amendment approved at the May 20, 1999 Annual Meeting of Shareholders (incorporated by reference to Appendix A to the Company's Proxy Statement dated April 16, 1999 and included in the excerpts therefrom filed as Exhibit (c)(1) hereto)
(c)(5)		1990 Stock Option Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991)
(c)(6)		1997 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997)
(c)(7)		1998 Deferred Compensation Plan
(c)(8)		1999 Deferred Compensation Plan

*
Included in materials being distributed to shareholders of the Company.